Filed Pursuant to Rule 433
Registration No. 333-253385
October 3, 2022
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Equity Index Underlying Supplement dated February 23, 2021)

# HSBC USA Inc.

# Buffered Accelerated Market Participation Securities™



## Linked to the NYSE® FANG+™ Index (the "Reference Asset")

► 2.00x exposure to any positive return of the Reference Asset, subject to a maximum return of at least 40.75% (to be determined on the Trade Date)

► Protection from the first 15.00% of any losses of the Reference Asset

► Approximately a 2.5 year maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.



The Buffered Accelerated Market Participation Securities™ (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement, as applicable**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $840.00 and $940.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 |  |  |
| Total |  |  |  |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount in connection with the distribution of the Notes o other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |



## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately 2.5 years. |
| **Reference Asset** | The NYSE® FANG+™ Index (Ticker: NYFANG). |
| **Upside Participation Rate** | 200.00% (2.00x) exposure to any positive Reference Return |
| **Maximum Cap** | At least 40.75% (to be determined on the Trade Date). |
| **Buffer Percentage** | 15.00% |
| **Reference Return** | $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Payment at Maturity per Note** | **If the Reference Return is greater than zero, you will receive the lesser of:**<br>a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and<br>b) $1,000 + ($1,000 × Maximum Cap).<br>**If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage:**<br>$1,000 (zero return).<br>**If the Reference Return is less than the Buffer Percentage:**<br>$1,000 + [$1,000 × (Reference Return + 15.00%)].<br>For example, if the Reference Return is -20.00%, you will suffer a 5% loss and receive 95% of the Principal Amount, subject to the credit risk of HSBC USA Inc. If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment. |
| **Initial Value** | The Official Closing Level of the Reference Asset on the Pricing Date |
| **Final Value** | The Official Closing Level of the Reference Asset on the Final Valuation Date |
| **Pricing Date** | October 26, 2022 |
| **Trade Date** | October 26, 2022 |
| **Original Issue Date** | October 31, 2022 |
| **Final Valuation Date** | April 25, 2025 |
| **Maturity Date[2]** | April 30, 2025 |
| **CUSIP/ISIN** | 40441XQC7 / US40441XQC73 |

## The Notes

The Notes are designed for investors who believe the Reference Asset will appreciate moderately over the term of the Notes. If the Reference Return is below the Buffer Percentage, then the Notes are subject to a 1:1 exposure to any potential decline of the Reference Asset beyond the Buffer Percentage of -15.00%.

If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to 200.00% (2.00x) of the Reference Asset appreciation, subject to a Maximum Cap of at least 40.75% (to be determined on the Trade Date). Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Percentage.

### Index Constituents

| |
|---|
| Meta Platforms, Inc. |
| Apple Inc. |
| Amazon.com, Inc. |
| Netflix, Inc. |
| Alphabet Inc. |
| Alibaba Group Holding Limited |
| Baidu, Inc. |
| Nvidia Corporation |
| Tesla, Inc. |
| Microsoft Corporation |

### Watch the Buffered Accelerated Market Participation Note Video:



---

[1] As more fully described starting on page FWP-4.

[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Upside Participation Rate of 200.00% (2.00x), and the Buffer Percentage of -15.00%, and assuming a Maximum Cap of at least 40.75% (to be determined on the Trade Date).

| Reference Return | Participation in Reference Return | Return on the Notes |
|---|---|---|
| 35.76% | 2.00x upside exposure, subject to Maximum Cap | 40.75% |
| 10.00% | 2.00x upside exposure | 20.00% |
| -5.00% | Buffer Percentage of -15% | 0.00% |
| -20.00% | 1x loss beyond Buffer Percentage | -5.00% |

## Information about the Reference Asset

The NYFANG is an equal-dollar weighted index designed to represent a segment of the technology and consumer discretionary sectors consisting of highly-traded growth stocks of technology and tech-enabled companies. The NYFANG currently has 10 constituents, but it may have more than 10 Index constituents in the future.



The graph above illustrates the daily performance of the Reference Asset from September 26, 2017 through September 27, 2022. The closing values in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

# HSBC USA Inc.
# Buffered Accelerated Market Participation Securities™

**Linked to the NYSE® FANG+™ Index**

This document relates to a single offering of Buffered Accelerated Market Participation Securities™. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The NYSE FANG+® Index (Ticker: NYFANG). |
| **Trade Date:** | October 26, 2022 |
| **Pricing Date:** | October 26, 2022 |
| **Original Issue Date:** | October 31, 2022 |
| **Final Valuation Date:** | April 25, 2025, subject to adjustment as described under "Additional Terms of the Notes - Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be April 30, 2025. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes - Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Upside Participation Rate:** | 200.00% (2.00x) |
| **Payment at Maturity:** | On the Maturity Date, for each Note, we will pay you the Final Settlement Value. |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Final Settlement Value:** | **If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: |

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap).
**If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage,** you will receive $1,000 per $1,000 Principal Amount (zero return).
**If the Reference Return is less than the Buffer Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
$1,000 + [$1,000 × (Reference Return + 15.00%)].
Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -20.00%, you will suffer a 5% loss and receive 95% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**

| | |
|---|---|
| **Buffer Percentage:** | 15.00% |
| **Maximum Cap:** | At least 40.75% (to be determined on the Trade Date). |
| **Initial Value:** | The Official Closing Level of the Reference Asset on the Pricing Date |
| **Final Value:** | The Official Closing Level of the Reference Asset on the Final Valuation Date |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40441XQC7 / US40441XC73 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.*

## GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

> (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

> (b) $1,000 + ($1,000 × Maximum Cap*).

*At least 40.75% (to be determined on the Trade Date)

**If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage,** you will receive $1,000 per $1,000 Principal Amount (zero return).

**If the Reference Return is less than the Buffer Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

> $1,000 + [$1,000 × (Reference Return + 15.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -20.00%, you will suffer a 5% loss and receive 95% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**

**Interest**

The Notes will not pay interest.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

The reference sponsor of the NYFANG is ICE Data Indices, LLC.


## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▸ You are willing to invest in the Notes based on the Maximum Cap of at least 40.75% (to be determined on the Trade Date), which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▸ You understand and accept that your investment may not provide full return of principal.

▸ You are willing to forgo dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You do not seek current income from your investment.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Maximum Cap of at least 40.75% (to be determined on the Trade Date), which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▸ You seek an investment that provides full return of principal.

▸ You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

▸ You seek current income from your investment.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Risks Relating to the Structure or Features of the Notes

**Your investment in the Notes may result in a loss.**

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage of -15.00%. Accordingly, if the Reference Return is less than the Buffer Percentage of -15.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 85.00%) of your investment at maturity if the Reference Return is less than the Buffer Percentage.

**The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than on the Final Valuation Date.**

The Final Value will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

**The appreciation on the Notes is limited by the Maximum Cap.**

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of at least 40.75% (to be determined on the Trade Date). You will not receive a return on the Notes greater than the Maximum Cap.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

### Risks Relating to the Reference Asset

**Changes that affect the Reference Asset may affect the value of the Reference Asset and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the stocks included in the Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Reference Asset and the value of and the return on the Notes.

**The NYFANG has limited actual historical information.**

The NYFANG was launched on September 26, 2017. Because the NYFANG is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance.

The historical performance of the NYFANG should not be taken as an indication of its future performance. While the trading prices of the NYFANG's constituents (the "NYFANG constituents") will determine the Official Closing Level, it is impossible to predict whether the

Official Closing Level will fall or rise. Trading prices of the NYFANG constituents will be influenced by the complex and interrelated economic, financial, regulatory, geographic, judicial, tax, political and other factors that can affect the capital markets generally and the equity trading markets on which the NYFANG constituents are traded, and by various circumstances that can influence the prices of the NYFANG constituents. Due to the small number of NYFANG constituents, the level of the NYFANG may be materially affected by changes in the level of a small number of NYFANG constituents, or even one NYFANG constituent.

**ICE Data Indices, LLC, as the NYFANG calculation agent, may adjust the NYFANG in a way that may affect its level, and the NYFANG calculation agent has no obligation to consider your interests.**

ICE Data Indices, LLC, as the NYFANG calculation agent, NYFANG sponsor and NYFANG administrator, is responsible for calculating and maintaining the NYFANG. ICE Data Indices, LLC can add, delete or substitute a NYFANG constituent or make other methodological changes that could change the Official Closing Level. ICE Data Indices, LLC will determine, for example, which companies have an appropriate business for inclusion in the NYFANG. Changes to the NYFANG constituents may affect the NYFANG, as a newly added equity security may perform significantly better or worse than the NYFANG constituent or constituents it replaces. Additionally, ICE Data Indices, LLC may alter, discontinue or suspend calculation or dissemination of the NYFANG. Any of these actions could adversely affect the value of the Notes. ICE Data Indices, LLC has no obligation to consider your interests in calculating or revising the NYFANG.

As discussed above, the NYFANG was launched recently. ICE Data Indices, LLC has indicated that it expects to monitor the composition of the NYFANG over time, including through discussions with market participants, in order to determine whether any changes to the NYFANG or its components are necessary or appropriate. Because the NYFANG currently has only 10 components, any additions to or deletions from the NYFANG could have a significant impact on future levels of the NYFANG.

**HSBC and its affiliates have no affiliation with ICE Data Indices, LLC and are not responsible for any of their public disclosure of information.**

HSBC and its affiliates are not affiliated with ICE Data Indices, LLC (except for licensing arrangements discussed herein) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the NYFANG. If ICE Data Indices, LLC discontinues or suspends the calculation of the NYFANG, it may become difficult to determine the market value of the Notes and any payment with respect to the Notes. The Calculation Agent may designate a successor index in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to the NYFANG exists, any payment you receive with respect to the Notes will be determined by the Calculation Agent in its sole discretion. See "Specific Terms of the Notes — Market Disruption Events" and "— Calculation Agent." ICE Data Indices, LLC is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the market value of your Notes.

ICE Data Indices, LLC is not involved in the offering of the Notes in any way and it does not have any obligation of any sort with respect to your Notes. ICE Data Indices, LLC, does not have any obligation to take your interests into consideration for any reason, including when taking any actions that might affect the value of the Notes.

We have derived the information about ICE Data Indices, LLC and the NYFANG from publicly available information, without independent verification. Neither we nor any of our affiliates have undertaken any independent review of the publicly available information about ICE Data Indices, LLC or the NYFANG contained in this document. You, as an investor in the Notes, should make your own independent investigation into the ICE Data Indices, LLC and the NYFANG.

**ICE Data Indices, LLC may, in its sole discretion, discontinue the public disclosure of the intraday and Official Closing Level of the NYFANG.**

ICE Data Indices, LLC is under no obligation to continue to calculate the intraday Official Closing Level of the NYFANG, or to calculate similar values for any successor index.

**The NYFANG lacks diversification and is vulnerable to fluctuations in the technology and consumer discretionary industries.**

All of the stocks included in the NYFANG are issued by companies whose primary lines of business are in the technology and consumer discretionary industries. As a result, the stocks that will determine the performance of the NYFANG and hence, the value of the Notes, are concentrated in two industries and vulnerable to events affecting those industries. Although an investment in the Notes will not give holders any ownership or other direct interests in the NYFANG constituents, the return on an investment in the Notes will be subject to certain risks, including those described below, associated with a direct equity investment in companies in the technology and consumer discretionary industries. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. The NYFANG is also subject to the risk that large-capitalization stocks may underperform other segments of the equity market or the equity market as a whole. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in technology and may not be able to attain the high growth rate of smaller companies, especially during extended periods of economic expansion.

The NYFANG currently includes constituents in the following categories:

- *Information Technology Sector Risk.* The information technology sector includes companies engaged in internet software and services, technology hardware and storage peripherals, electronic equipment instruments and components, and semiconductors and semiconductor equipment. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face rapid product obsolescence due to technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Failure to introduce new products, develop and maintain a loyal customer base, or achieve general market acceptance for their products could have a material adverse effect on a company's business. Companies in the information technology sector are heavily dependent on intellectual property and the loss of patent, copyright and trademark protections may adversely affect the profitability of these companies.

- *Internet Company Risk.* Many internet-related companies have incurred large losses since their inception and may continue to incur large losses in the hope of capturing market share and generating future revenues. Accordingly, many such companies expect to incur significant operating losses for the foreseeable future, and may never be profitable. The markets in which many internet companies compete face rapidly evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. The failure of an internet company to adapt to such changes could have a material adverse effect on the company's business. Additionally, the widespread adoption of new internet, networking, telecommunications technologies, or other technological changes, could require substantial expenditures by an internet company to modify or adapt its services or infrastructure, which could have a material adverse effect on an internet company's business.

- *Semiconductor Company Risk.* Competitive pressures may have a significant effect on the financial condition of semiconductor companies and, as product cycles shorten and manufacturing capacity increases, these companies may become increasingly subject to aggressive pricing, which hampers profitability. Reduced demand for end-user products, under-utilization of manufacturing capacity, and other factors could adversely impact the operating results of companies in the semiconductor sector. Semiconductor companies typically face high capital costs and may be heavily dependent on intellectual property rights. The semiconductor sector is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly. The stock prices of companies in the semiconductor sector have been and likely will continue to be extremely volatile.

- *Software Industry Risk.* The software industry can be significantly affected by intense competition, aggressive pricing, technological innovations, and product obsolescence. Companies in the software industry are subject to significant competitive pressures, such as aggressive pricing, new market entrants, competition for market share, short product cycles due to an accelerated rate of technological developments and the potential for limited earnings and/or falling profit margins. These companies also face the risks that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. These factors can affect the profitability of these companies and, as a result, the value of their securities. Also, patent protection is integral to the success of many companies in this industry, and profitability can be affected materially by, among other things, the cost of obtaining (or failing to obtain) patent approvals, the cost of litigating patent infringement and the loss of patent protection for products (which significantly increases pricing pressures and can materially reduce profitability with respect to such products). In addition, many software companies have limited operating histories. Prices of these companies' securities historically have been more volatile than other securities, especially over the short term.

- *Internet Information Provider Company Risk.* Internet information provider companies provide internet navigation services and reference guide information and publish, provide or present proprietary advertising and/or third party content. These companies often derive a large portion of their revenues from advertising, and a reduction in spending by or loss of advertisers could seriously harm their business. This business is rapidly evolving and intensely competitive, and is subject to changing technologies, shifting user needs, and frequent introductions of new products and services. The research and development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and investment, as well as the accurate anticipation of technology, market trends and consumer needs. The number of people who access the internet is increasing dramatically and a failure to attract and retain a substantial number of these users to a company's products and services or to develop products and technologies that are more compatible with alternative devices, could adversely affect operating results. Concerns regarding a company's products, services or processes that may compromise the privacy of users or other privacy related matters, even if unfounded, could damage a company's reputation and adversely affect operating results.

- *Catalog and Mail Order House Company Risk.* Catalog and mail order house companies may be exposed to significant inventory risks that may adversely affect operating results due to, among other factors: seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, or changes in consumer tastes with respect to products. Demand for products can change significantly between the time inventory or components are ordered and the date of sale. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Failure to adequately predict customer demand or otherwise optimize and operate distribution centers could result in excess or insufficient inventory or distribution capacity, result in increased costs, impairment charges, or both. The business of catalog and mail order house companies can be highly seasonal and failure to stock or restock popular products in sufficient amounts during high demand periods could significantly affect revenue and future growth. Increased website traffic during peak periods could cause system interruptions which may reduce the volume of goods sold and the attractiveness of a company's products and services.

**A limited number of NYFANG constituents may affect the Official Closing Level, and the NYFANG is not necessarily representative of its focus industry.**

Each of the NYFANG constituents represents 10% of the weight of the NYFANG as of each quarterly rebalancing date (based on the 10 NYFANG constituents as of the date of this document). Any reduction in the market price of any of those stocks is likely to have a substantial adverse impact on the Official Closing Level and the value of the Notes. Due to the small number of NYFANG constituents, those NYFANG constituents and the NYFANG itself may not necessarily follow the price movements of the entire technology and consumer discretionary industries. If the NYFANG constituents decline in value, the NYFANG will also decline in value, even if common stock prices of other companies in the technology and consumer discretionary industries generally increase in value. Giving effect to leverage, negative changes in the performance of one NYFANG constituent will be magnified and have a material adverse effect on the value of the Notes.

**A NYFANG constituent may be replaced upon the occurrence of certain adverse events.**

An exchange may delist a NYFANG constituent. Procedures have been established by the ICE Data Indices, LLC to address such an event. Because there are only 10 NYFANG constituents as of the date of this document, there can be no assurance that the replacement or delisting of the NYFANG constituents, or any other force majeure event, will not have an adverse or distortive effect on the Official Closing Level or the manner in which it is calculated and, therefore, may have any adverse impact on the value of the Notes. A NYFANG constituent may also be removed from the NYFANG, as described herein.

**The NYFANG uses a proprietary selection methodology, which may not select the constituent issuers in the same manner as would other index providers or market participants.**

Using a proprietary methodology discussed below, the NYFANG seeks to identify constituent issuers that exhibit characteristics of highly-traded, high-growth technology and internet/media stocks. When selecting future constituent issuers, ICE Data Indices, LLC will focus on distinguishing between traditional technology and service companies and newer, innovative, technology-utilizing companies. There can be no assurances that the proprietary methodology used to identify constituent issuers eligible for inclusion in the NYFANG will be successful. ICE Data Indices, LLC's methodology, to some extent, involves subjective judgments, and there can be no assurance that any or all constituent issuers included in the NYFANG would be selected by other market participants using a similar selection process.

**The NYFANG seeks to identify constituent issuers that exhibit characteristics of highly-traded stocks.**

The NYFANG seeks to identify constituent issuers that exhibit characteristics of highly-traded, high-growth technology and internet/media stocks. Highly-traded stocks may be more susceptible to periods of over-valuation followed by "corrections" or rapid decreases in share price and may also be more sensitive to general market fluctuations or shocks. Consequently, the price of the NYFANG constituents, and therefore the level of the NYFANG, may decrease more rapidly during periods of market stress than other less highly-traded constituents or indices.

**We are not currently affiliated with any of the constituent issuers.**

We are not currently affiliated with any of the constituent issuers. As a result, we have no ability, nor expect to have the ability in the future, to control the actions of such constituent issuers, including actions that could affect the value of the NYFANG constituents or the value of your Notes, and we are not responsible for any disclosure made by any other company. None of the money you pay us will go to any of the constituent issuers represented in the NYFANG and none of the constituent issuers will be involved in the offering of the Notes in any way. The constituent issuers will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes. In the event we become affiliated with any of the constituent issuers, we will have no obligation to consider your interests as a holder of the Notes in taking any action with respect to such constituent issuer that might affect the value of your Notes.

*General Risk Factors*

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the**

**price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**You will not have any ownership interest in the stocks included in the Reference Asset.**

As a holder of the Notes, you will not have any ownership interest in the stocks included in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in the Reference Asset.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis. The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Value: 1,000.00

▶ Upside Participation Rate: 200.00%

▶ Hypothetical Maximum Cap[*]: 40.75%

▶ Buffer Percentage: -15.00%

The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset will be determined on the Pricing Date.

\* To be determined on the Trade Date and will be at least 40.75%.

| Hypothetical Final Value | Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Notes |
|---|---|---|---|
| 2,000.00 | 100.000% | $1,407.50 | 40.75% |
| 1,800.00 | 80.000% | $1,407.50 | 40.75% |
| 1,600.00 | 60.000% | $1,407.50 | 40.75% |
| 1,400.00 | 40.000% | $1,407.50 | 40.75% |
| 1,357.60 | 35.760% | $1,407.50 | 40.75% |
| 1,300.00 | 30.000% | $1,407.50 | 40.75% |
| **1,203.75** | **20.375%** | **$1,407.50** | **40.75%** |
| 1,100.00 | 10.000% | $1,200.00 | 20.00% |
| 1,050.00 | 5.000% | $1,100.00 | 10.00% |
| 1,020.00 | 2.000% | $1,040.00 | 4.00% |
| 1,010.00 | 1.000% | $1,020.00 | 2.00% |
| **1,000.00** | **0.000%** | **$1,000.00** | **0.00%** |
| 980.00 | -2.000% | $1,000.00 | 0.00% |
| 960.00 | -4.000% | $1,000.00 | 0.00% |
| 950.00 | -5.000% | $1,000.00 | 0.00% |
| 940.00 | -6.000% | $1,000.00 | 0.00% |
| 920.00 | -8.000% | $1,000.00 | 0.00% |
| **850.00** | **-15.000%** | **$1,000.00** | **0.00%** |
| 750.00 | -25.000% | $900.00 | -10.00% |
| 600.00 | -40.000% | $750.00 | -25.00% |
| 450.00 | -55.000% | $600.00 | -40.00% |
| 300.00 | -70.000% | $450.00 | -55.00% |
| 150.00 | -85.000% | $300.00 | -70.00% |
| 0.00 | -100.000% | $100.00 | -85.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The value of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,200.00.**

| | |
|---|---|
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,200.00** |

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount, calculated as follows:

$1,000  + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 200.00%)

= $1,200.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does not exceed the hypothetical Maximum Cap.

**Example 2: The value of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,357.60.**

| | |
|---|---|
| Reference Return: | 35.76% |
| **Final Settlement Value:** | **$1,407.50** |

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,407.50 per $1,000 Principal Amount, calculated as follows:

$1,000  + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 40.75%)

= $1,407.50

Example 2 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Maximum Cap when the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate exceeds the hypothetical Maximum Cap.

**Example 3: The value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 950.00.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Buffer Percentage of -15.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

**Example 4: The value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 800.00.**

| | |
|---|---|
| Reference Return: | -20.00% |
| **Final Settlement Value:** | **$950.00** |

Because the Reference Return is less than the Buffer Percentage of -15.00%, the Final Settlement Value would be $950.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15.00%)]

= $1,000 + [$1,000 × (-20.00% + 15.00%)]

= $950.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Percentage of 15.00%. You will lose some or a significant portion (up to 85.00%) of your investment.

## DESCRIPTION OF THE REFERENCE ASSET

The Index is an equal-dollar weighted index designed to represent a segment of the technology and consumer discretionary sectors consisting of highly-traded growth stocks of technology and tech-enabled companies such as Facebook, Inc., Apple Inc., Amazon.com, Inc., Netflix, Inc. and Google (Alphabet Inc.). The Index currently has 10 Index constituents, which is the minimum number, but it may have more than 10 Index constituents in the future.

***For more information about the NYFANG, see "The NYSE® Fang+™ Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the Reference Asset**

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from September 26, 2017 through September 27, 2022. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NYFANG should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of NYFANG on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates  in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS

### Free Writing Prospectus



You should only rely on the information contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $[ ]
## Buffered Accelerated Market Participation Securities™ Linked to the NYSE® FANG+™ Index

**October 3, 2022**

**Free Writing Prospectus**

750052693